[TriMas Corporation Letterhead]

December 29, 2010

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:	TriMas Corporation
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
Definitive Proxy filed on April 5, 2010
File No. 1-10716

Dear Mr. Decker:

TriMas Corporation (the “Company”), has received your letter dated December 3, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the Year Ended December 31, 2009 (the “Form 10-K”), the Form 10-Q for the fiscal quarter ended March 31, 2010 (the “First Quarter Form 10-Q”), the Form 10-Q for the fiscal quarter ended June 30, 2010 (the “Second Quarter Form 10-Q”), the Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Third Quarter Form 10-Q”) and the Definitive Proxy filed on April 5, 2010 (the “Proxy”), each filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q, the Third Quarter Form 10-Q and the Proxy.  The Company acknowledges that comments of the Staff regarding the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q, the Third Quarter Form 10-Q and the Proxy or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangibles, page 59

1.
In your response to prior comment three, you disclose that the reporting units as determined in accordance with FASB ASC 350-20-35-34 were consistent with the aggregated operating segments for all reportable segments except for Engineered Components, as the four operating segments in this reportable segment do not share the necessary economic characteristics to be combined into one reporting unit.  A reporting unit is an operating segment or one level below an operating segment.  ASC 350-20-20 defines an operating segment in the same manner as ASC 280-10-50-1.  Please tell us how you determined that it was appropriate to aggregate operating segments in arriving at some of your reporting units.  On page 59, you indicate that one of your five operating segments, Cequent, is considered a reporting unit.  However, your response to prior comment three seems to suggest that your Energy operating segment is considered a reporting unit as well.  Please tell us the reporting units for which you have been aggregating operating segments.  Please also go back and perform your impairment testing for each period included in your Form 10-K for the year ended December 31, 2009 and interim Forms 10-Q, as appropriate, and tell us how the results of that impairment testing would have differed had you not aggregated your operating segments in any period presented.

Response:   As more fully discussed in comment #3 in our response letter to the Staff dated November 12, 2010, in applying the criteria of FASB ASC 280-10-50-1 through 280-10-50-9, we concluded we had 11 operating segments which represent businesses that earn revenues and incur expenses, have operating results regularly reviewed at this level by the chief operating decision maker who allocates resources and assesses performance, and have discrete financial information.  We then considered the aggregation criteria in ASC 280-10-50-11 to determine which, if any, of the individual operating segments should be aggregated into a single operating segment, concluding that the three operating segments – Cequent Performance Products (“CPP”), Cequent Consumer Products (“CCP”) and Cequent Australia/Asia Pacific (“Cequent Australia”) – met  the requirements to be aggregated into one operating segment (“Cequent”), and that the Lamons Gasket and Arrow Engine operating segments met the requirements to be aggregated into one operating segment (“Energy”).   No other operating segments met the criteria for aggregation.

In determining our reporting units under ASC 350-20-35-33 through 38, we began the analysis at the operating segment level after application of ASC 280-10-50-11. We believed this was a reasonable starting point for the determination of reporting units, as ASC 280-10-50-11 says that “two or more operating segments may be aggregated into a single operating segment …” if the criteria are met. As this paragraph allowed for a broader definition of “operating segment,” and as these businesses share similar economic and financial performance characteristics, we believed this was a reasonable basis to begin the determination of reporting units under ASC 350. We concluded that the operating segments Cequent and Energy were also reporting units, as under ASC 350-20-35-35, as their components had similar economic characteristics. These were the only two reporting units where aggregated operating segments were used, as the other reporting units were determined at the operating segment or one level below.

In consideration of the Staff’s request to go back and perform our impairment testing had we not aggregated operating segments, we reperformed this analysis for both the Cequent and Energy operating segments, as they were the only reporting units where operating segments were aggregated.

Under this analysis for Energy, each of the Arrow Engine and Lamons Gasket operating segments would have been considered a reporting unit, as these businesses were considered operating segments as defined in ASC 280-10-50-1 and there was no discrete financial information regularly reviewed by segment management at a lower level.  However, whether reviewed separately or in the aggregate for purposes of our interim or annual goodwill impairment testing, we neither previously had nor would have had a Step I failure, as each business individually, and the group collectively, had fair value in excess of carrying value as determined in accordance with ASC 350.

Under the analysis for Cequent, each of the CPP, CCP and Cequent Australia operating segments would have been considered a reporting unit, as these businesses were considered operating segments as defined in ASC 280-10-50-1 and there was no discrete financial information regularly reviewed by segment management at a lower level.  Under our existing methodology, we failed Step I in our annual impairment test in 2006, 2007 and 2008, and after performing Step II, we recorded goodwill impairments within Cequent in each of these years, completely writing-off all goodwill within Cequent following our 2008 annual impairment test. Thus, we concluded we would need to reperform the impairment tests in each year to assess if any differences would have resulted.

In considering our reperformance of goodwill testing, we also reconsidered our historical interim assessments as to whether triggering events had occurred to require interim testing, to determine the impact if the testing would have been performed before aggregation of operating segments. However, our interim reviews were completed on a business-by-business basis (for all of TriMas, not just Cequent), comparing actual and forecasted results with budgeted information and monitoring for triggering events on an individual reporting unit basis.  As this process was completed on a disaggregated operating segment basis, and we concluded that there were no interim impairment triggering events necessitating further testing, we did not reperform any interim testing.

Below is a summary of the differences in the goodwill impairments, comparing the actual impairment charges, as reported, with those that would have been reported without aggregation of operating segments in determining our reporting units (note that the income statements for 2009 and interim periods of 2010 were unaffected):

$ in millions	2006	2007	2008	Cumulative 2006 - 2008
Pre-tax Goodwill Impairment, as reported	$116.5	$159.6	$154.0	$430.1
Pre-tax Goodwill Impairment without aggregation	122.5	157.0	147.6	427.1
$ Difference	$6.0	$(2.6)	$(6.4)	$(3.0)
% Difference	5.2%	-1.6%	-4.2%	-0.7%
Change in Pre-tax Goodwill Impairment (from above)	$6.0	$(2.6)	$(6.4)	$(3.0)
Pre-tax loss from continuing operations, as reported	109.6	174.9	123.6	408.1
% Difference	5.5%	-1.5%	-5.2%	-0.7%
Cumulative Change in Pre-tax Goodwill Impairment	$6.0	$3.4	$(3.0)	$(3.0)
Goodwill balance, as reported at end of year	519.8	365.2	202.3	202.3
% Difference	1.2%	0.9%	-1.5%	-1.5%
Cumulative Change in Pre-tax Goodwill Impairment	$6.0	$3.4	$(3.0)	$(3.0)
Total Assets, as reported	1,286.1	1,128.0	930.2	930.2
% Difference	0.5%	0.3%	-0.3%	-0.3%

We also evaluated the after-tax differences resulting from the above testing, noting that, in all cases, the percentage difference by year and in total was lower than the pre-tax difference.

In assessing materiality of these differences, we applied the guidance of Staff Accounting Bulletin No. 99, “Materiality,” and considered both the quantitative differences above as well as the qualitative factors in determining if any further action was warranted as a result of aggregating operating segments into reporting units.  From a quantitative standpoint, we do not believe the resulting differences are material in that they are not individually material in any year. In coming to this conclusion, we considered the impact on earnings on each year presented, as well as the impact on our earnings trends in relation to the general economic conditions prevailing during the periods. As noted above, the impact in each individual year was 5.5% or less of pre-tax earnings. Moreover, on a cumulative basis, the reperformance resulted in only a $3 million pre-tax difference at the end of 2008, which represents a 0.7% difference in pre-tax loss over a three year period.  In addition, we do not believe that increasing reported goodwill by $3 million as of December 31, 2008, when compared to $202 million of goodwill (1.5%) or $930 million of assets (0.3%), is material. Based on these quantitative factors, we believe the impact of the remeasurement of our previously reported goodwill impairments on a disaggregated operating segment basis is immaterial and would not have impacted the analysis and understanding of our financial condition or results of operations by a reasonable investor.

From a qualitative standpoint, we believe the following factors further substantiate that these differences are not material:

•
When applying the concepts in ASC 280 and ASC 350, management had no intent to mislead investors or to manage earnings.  We recorded significant goodwill impairment charges in each year from 2006 to 2008, determined on a consistent basis, demonstrating that management was not attempting to select a method of applying accounting rules to obtain a favorable or abnormal financial result.  Management’s compensation would also have been unaffected, as these non-cash charges were not considered in the determination of cash and equity awards in each of these years.

•
We reported significant goodwill impairments in each year 2006 through 2008, which would, as demonstrated above, have approximated those determined in our reperformed testing, such that the trend of goodwill impairments and the significant losses each year would have been largely the same. The differences had no impact on other operating trends such as revenue and gross profit.

•	The differences in impairment charges resulting from our reperformed testing would not have changed a loss to income, or vice versa, in any period.

•	The impacted impairment charges were confined to one current reportable segment (Cequent), which already had reported significant impairment charges in each of the years 2006 through 2008.

•
The differences relate to an estimate rather than an item capable of precise measurement. We believe the results of our original impairment testing provided a reasonable estimate of the decline in value of our recorded goodwill for each period.

•
Our debt financial covenants allow for “add-backs” of goodwill impairment charges.  Therefore, there would be no impact on our covenant compliance (or other contractual or regulatory requirements) as a result of changes to the reported impairment charges.

•
In reviewing our analyst reports (supplementally provided for the Staff’s consideration), there was not significant discussion in our first analyst reports as they initiated coverage following our May 2007 IPO, nor was there significant discussion in early 2008 or 2009 following the announcement of our Q4 2007 and Q4 2008 impairment charges, of risk of impairment charge or potential impact of such charges.  Thus, the impairment charges had no bearing on whether or not consensus earnings expectations were met. In fact, many analysts did not refer to such charges, and clearly included them as add-backs in their models.  Their focus was and has been on the underlying operating results and the risks associated our with end markets, primarily in our Cequent segment, and our leverage.

•
We do not believe that the adjustments to impairment charges in 2006 through 2008, which we believe are quantitatively not material to our current financial position and the results of operations of those years, and would have no impact to our reported 2009 and 2010 results, would be material to current, former or potential investors.

Based on these quantitative and qualitative factors, we believe that the impact of testing the reporting units on an aggregated versus disaggregated basis is not material and need not result in any changes to previously reported financial results.

Beginning with our annual goodwill impairment test conducted as of October 1, 2010, we will no longer aggregate operating segments for purposes of this test.  Below is proposed language that we will include in our Summary of Significant Accounting Policies footnote in our 2010 10-K to describe our reporting units for purposes of the goodwill impairment test, replacing the existing language concerning determination of reporting units as documented on page 69 of our 2009 10-K:

“The Company determines its reporting units at the individual operating segment level, or one level below, when there is discrete financial information available that is regularly reviewed by segment management for evaluating operating results. For purposes of the Company’s 2010 goodwill impairment test, the Company had eleven reporting units within its five reportable segments.”

Financial Statements

19, Segment Information, page 100

2.	We have read your response to comment three from our letter dated November 2, 2010. Please provide us with the following:

•
With regards to the operating segments that are aggregated including Cequent (CPP, CCP and Cequent Australia) and Energy (Lamons Gasket and Arrow Engine), please provide us with a more robust discussion of how your operating segments share similar economic characteristics.  In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated.  Please provide us with your key metrics (including gross margins) used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information.  Please ensure that you also show the dollar and percentage changes from period to period in your analysis.  Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods.  Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary.  Refer to ASC 280-10-50-11 through 12;

•
You indicate that the products in Lamons Gasket and Arrow Engine broadly support the oil and gas industry at a point along the value chain.  Please explain in greater detail how you determined that the Lamons Gasket and Arrow Engine operating segments have similar products; and

•
Please disclose here and elsewhere in the filing that your other segments exceed the 75% threshold and Engineered Components presents information about all of your other operating segments that are not reportable segments.

Response:  Pursuant to ASC 280-10-50-11 through 12, we concluded that the three operating segments Cequent Performance Products (“CPP”), Cequent Consumer Products (“CCP”) and Cequent Australia meet the requirements to be aggregated into one operating segment.  In addition, we concluded that our Arrow Engine (“Arrow”) and Lamons Gasket (“Lamons”) operating segments also meet these requirements to be aggregated into one operating segment.  In arriving at such conclusion, we considered the economic characteristics and similarities between the operating segments that were aggregated, including both qualitative and quantitative factors.  Below is an analysis by operating segment.

Cequent’s Economic Characteristic Discussion:

For CPP, CCP and Cequent Australia, we believe that each of the three operating segments share similar economic characteristics and will continue to do so on a long-term basis.  Each operating segment manufactures or sources similar products such as towing and hitch systems and related accessories, trailering components and accessories, electrical and brake controlling systems, and cargo management products, including car carrier rack systems and related accessories.  These products are sold into similar end markets / customers within the transportation industry including original equipment manufacturers (“OEMs”), aftermarket wholesalers, distributors, installers and specialty automotive / other retailers. The sales levels in these end markets are directly tied to consumer confidence and related consumer discretionary spending, as many of the product offerings are lifestyle-related which consumers may forego during challenging economic times. Consumer confidence / discretionary spending is more broadly impacted by macroeconomic forces including economic growth (contraction), employment levels, availability of credit and fuel prices, among others.  CPP and CCP have primarily North American-based customers, while Cequent Australia primarily sells in Australia and the Asia Pacific region.

As each operating segment sells similar products, the inputs which impact the cost of these products are also similar.  Broadly speaking, the products manufactured or sourced by these operating segments can be categorized into three main categories:  fabricated parts (hitches, couplers, jacks, etc), electrical components (brake controllers, wiring harnesses, lighting, etc) and cargo management products (cargo carriers, roof racks, bungee cords, etc).  Human capital is a key component of each of the three categories, where skilled laborers perform machining, cutting, welding, assembly and sewing processes.  Raw materials inputs relative to these product categories include commodity metals, most notably steel, copper and aluminum.  Significant fluctuations in the cost or availability of these resources have very similar impacts on the end product costs in each of these operating segments.  Over the past five years, both CPP and CCP have invested significant time and resources in identifying and sourcing products to low-cost Asian-based suppliers.  CPP and CCP share vendors for certain of their sourced products.  Further, with respect to sourcing activities, for certain products, one operating segment supplies each of the other two operating segments, which then sell such products to their customers (i.e. brake controllers which are manufactured by CPP but also sold by CCP and Cequent Australia).

From a quantitative perspective, in reviewing historical gross margins, CPP, CCP and Cequent Australia averaged 22.5%, 22.7% and 19.2%, respectively, over the three year period 2007 to 2009.  We expect gross margins in each of these businesses to approximate 27% in 2010.  In evaluating the financial results of these operating segments from 2007 forward, each has been impacted by the aforementioned macroeconomic factors as well as market trends and competitor actions.  From 2007 to 2009, CPP experienced significant year-over-year declines in revenue, as end market demand for their products dramatically decreased in advance of and during the financial crises, and severe economic recession which followed in the latter-half of 2008 and throughout 2009.  CPP’s revenues declined 15% in 2008 and another 20% in 2009 as consumer confidence and related discretionary spend plummeted.  In response, we restructured operations extensively, closing two existing manufacturing plants and consolidating production into our remaining manufacturing facilities or sourcing to lower cost suppliers.  We further reduced costs through consolidation of sales and distribution activities as well as back-office functions, in order to maintain profitability.   The decline in end market demand essentially bottomed out in Q4 2009, and as revenues rebounded in 2010 (approximate 12% increase), gross margins improved significantly based on the increased demand and lower cost structure and are forecasted to be approximately 160 basis point higher in 2010 on significantly less revenue (when compared to 2007 levels).

CCP’s revenue declined approximately 16% in 2008, but remained flat in 2009 compared to 2008 as we were essentially able to offset further decreases in revenue due to end market declines through market share gains with existing customers and improved customer pricing.  We also aggressively reduced  our supply-chain costs in combination with CPP, enabling our gross margins in 2009 to increase on essentially flat revenues year-over-year, and to sharply increase in 2010 by a forecasted 230 basis points despite only a 6% sales increase.

For the period 2007 to 2009, Cequent Australia experienced a sales increase primarily as a result of a series of new product introductions that were well-received by its customers and due to the fact that the Australian economy was not as severely impacted by the financial crises as was the U.S. economy.    From a profitability point-of-view, gross margins in 2007 and 2008 of 16.7% and 18.0%, respectively, were negatively impacted as a result of the closure of a production facility in Australia and re-locating that manufacturing capacity to our low cost manufacturing facility in Thailand.  In addition, during that same timeframe, we re-aligned our manufacturing strategy to produce higher volume, standard products in the Thailand facility, while lower volume, shorter lead-time products were concentrated at the Australia facility.  This restructuring and manufacturing re-alignment was completed in mid-2008. The benefits, in terms of improved profitability, were evident in 2009 and 2010, as gross margins increased to 22.7% and 27.1%, respectively.

For 2011 and future years, we believe gross margins ranging between 27% and 30% for each of CPP, CCP and Cequent Australia are achievable and sustainable. Please see the supplemental information provided to the Staff for a more complete summary of sales, gross margin and operating profit margin by operating segment from 2007 actual results through the 2011 budgeted results.

While gross margins are expected to be similar on a long-term basis, we believe that long-term operating profit margins will be less similar due to differences in selling, distribution and administrative expenses between the operating segments. The primary driver of these differences is the mix and types of customers, as each operating segment sells to all customer types, but to varying degrees, and the customer requirements dictate the level of investment in selling, distribution and administrative expenses. CPP generates a significant portion of its revenue from aftermarket distributor and installer customers who do not have the ability to warehouse significant inventories, which necessitates the internal distribution network of warehouse locations around the U.S. These customers require immediate availability of product, or they risk losing the sale to a competitor who is able to provide the product. CCP sells primarily to big-box and specialty-auto retailers, which, in general, provide large stocking orders that are able to be filled from one central warehouse location. While CCP does not incur the costs of a significant distribution network, its large retail customers typically require promotional, advertising, freight and other sales-related allowances that result in greater selling costs.  Cequent Australia sells to a more diverse mixture of OEM, aftermarket distributor/installer and retail customers, and has much lower selling costs than CPP and CCP, as it is able to use an external distribution network or sell directly from its manufacturing facilities, as it has a larger percentage of custom orders from its customers. Based on the differences in customer requirements within these operating segments, we would expect CPP to have the highest selling costs and Cequent Australia to have the lowest selling costs, with CCP’s selling costs in between.

In reviewing historical operating profit margins, the pattern described above holds true in that Cequent Australia has the highest operating profit margins, followed by CCP and then CPP.  It is also important to note that there were significant expenses incurred, primarily by CPP in 2007 and 2009, and to a lesser extent Cequent Australia in 2007 and 2008.  CPP consolidated manufacturing facilities, distribution centers, back-office functions and other administrative costs in response to the lower customer demand, while Cequent Australia consolidated its manufacturing facilities and reduced administrative expenses.  However, the expected pattern and relationship of operating profit margins between the three operating segments should be similar to 2010 and the 2011 budget on a longer-term basis.  We would expect these trends to continue into the future, with CPP leveraging its fixed selling costs as customer demand increases, resulting in improved operating profit margins that are much closer to CCP’s operating profit margin. While the historical and forecasted operating profit margins are not as similar between operating segments to the degree that the gross profit margins are, we do not believe that differences in operating profit rise to a level of economic dissimilarity, such that these operating segments should not be aggregated for reporting purposes.   We believe the macro-economic characteristics and input costs impacting these operating segments are very similar, and provide a much more compelling reason to aggregate these operating segments for reporting purposes.

While economic and financial uncertainty continues to exist in the global economy, the end markets of CPP, CCP and Cequent Australia appear to have stabilized. We are forecasting modest sales growth and stabilization of gross margin rates in 2010 and beyond.  As a result of completing business restructurings and implementing other cost reduction measures during the period 2007 – 2009, we expect gross margins in each of these businesses to approximate 27% in 2010, with long-term gross margins at or slightly above that rate.  As a result of the similar products, gross profit margins, and other economic characteristics as described above, we believe it is appropriate that we aggregate the CPP, CCP and Cequent Australia operating segments into a single operating segment in accordance with ASC 280-10-50-11.

Energy’s Economic Characteristic Discussion:

From a strategic business perspective, we view our Energy segment as the value chain of activities within the oil and gas industry consisting of drilling, production, transmission and refinement of oil and natural gas into products for end-market consumption.  End-user demand for these products is driven principally by underlying commodity costs for oil and gas, which in turn also impacts economic performance of each major area of activity within the value chain.  While the products produced by our Arrow and Lamons operating segments are different (see below for a more specific discussion regarding each operating segment’s products), all are engineered products that service specific applications in the energy value chain, and each operating segment has strategic plans to increase its market share and product applications across this value chain of activities.  Historically, Arrow’s products have been used by customers in production-related activities for the extraction of oil and natural gas from wells, while Lamons’ products primarily have been used by customers in refinement activities. Over the past several years, Lamons has increased its percentage of product sales to customers involved with drilling and production activities, and expects this trend to continue with its acquisition of South Texas Bolt and Fitting (“STBF”) in October 2010.

As discussed in more detail below, Lamons and Arrow have each undertaken strategic initiatives to diversify their product offerings and expand product applications where each participates in the energy value chain.  From 2004 to 2008, Lamons’ sales of gaskets, bolts and other fasteners to customers involved in drilling and production activities more than doubled to approximately 10% of annual sales, including sales to common customers such as National Oilwell Varco, and Wilson Supply.  Although Lamons’ sales to customers in drilling and production activities declined to slightly in 2009 as a result of the steep decline in oil and gas commodity pricing due to the severe economic recession, Lamons expects sales to these customers to approximate 12% in 2010 and exceed 15% longer-term as Lamons implements its strategic initiatives. For example, in October 2010, Lamons completed the acquisition of STBF. Over 50% of STBF’s revenue is generated from highly-engineered bolts sold to customers involved in drilling and production activities.  In addition to these incremental bolt sales through STBF, Lamons also expects to leverage STBF’s customers in drilling and production activities to further expand sales of its specialized gasket products into this portion of the energy value chain.

While Lamons has been expanding its sales into drilling and production activities, Arrow has invested in new product applications in recent years, primarily related to the production and transmission activities of the energy value chain. In 2007, Arrow initiated sales of gas compression equipment expanding into transmission activities, and in 2009 began selling gas meter runs.  Arrow’s sales of gas compression equipment and meter runs have increased from roughly 1% of sales in 2007 to approximately 15% of sales in 2010, and Arrow expects these products lines to grow to more than 25% of sales within the next 3 years.

We believe that our Arrow and Lamons operating segments, which both provide products to the oil and gas industry across the energy value chain, share similar economic characteristics and will continue to do so on a long-term basis.  Their strategic plans are aligned to increase market share and product offerings along the same value chain. Fundamentally, each operating segment’s business and financial performance is linked principally to oil prices and, to a lesser extent, natural gas.  Each business’ results are impacted by the current and forecasted availability, price and demand for oil and natural gas, and when current or expected demand declines, each operating segment’s sales and profitability is negatively impacted.

In addition to their sensitivity to oil and natural gas prices, Arrow and Lamons principally sell products that “wear-out” and require replacement within drilling, production and refining applications.  Arrow sells pump jack engines and compressors and related replacement parts.  Lamons sells replacement gaskets, bolts and other fasteners. The majority of products manufactured or sourced by these operating segments are steel-based, and require machining, fabrication, welding and assembly, much of which is manual in nature, requiring a skilled workforce.  Significant fluctuations in the cost or availability of these resources would have similar economic impacts on the end product costs in each of these operating segments.  Over the past six years, Lamons has invested significant time and resources in sourcing standard product to lower-cost, Asian-based suppliers and developing a lower cost manufacturing option in China. Arrow began investing in sourcing certain products and components from lower-cost, Asian-based suppliers within the last three to four years.

From a quantitative perspective, in reviewing historical gross margins, Arrow and Lamons have averaged 25.8% and 28.4%, respectively, over the five year period 2004 to 2009. Although Arrow has faced depressed margins in 2009 and 2010, we believe their margins will rebound in 2011. Beginning in 2007, Lamons’ gross margins have been higher than Arrow’s and much more consistent with prior years’ levels, principally because Lamons implemented its lower cost manufacturing and sourcing strategy and diversified its product portfolio a few years in advance of Arrow.  As a result,

Lamons’ financial results have been less sensitive to fluctuations in oil and gas commodity costs that have been experienced since 2007.  Although Lamons experienced a 16% sales decline in 2009 as compared to 2008 due to the severe economic recession, Lamons’ gross margins, while impacted, declined to a lesser degree than Arrow’s gross margins due the benefits of a lower cost structure and a more diversified product portfolio.

In contrast, during 2008, Arrow expanded its manufacturing capacity in response to then-record customer demand resulting from an emissions law change, which grandfathered existing emissions rules to all units sold prior to the cutoff date in 2008. However, as sales demand declined to more normalized levels by early 2009 and then dramatically declined throughout 2009 due to the economic recession in the U.S., the higher fixed costs associated with the capacity expansion significantly contributed to lower margins in 2009.  Arrow has chosen to maintain this additional capacity in place in order to meet expected higher customer demand when end market sales recover, which is expected to provide substantial operating leverage.  Arrow also implemented other cost reduction measures and increased efforts to source more products to lower cost countries over the past few years.  In addition, Arrow accelerated initiatives to expand and diversify its product portfolio, primarily with respect to gas compression, gas metering and chemical pump products.  These products, now commercialized, are expected result in increased revenues and gross margins in excess of 30% and should assist in diversification of Arrow’s revenue base across the energy value chain.

For 2011 and future years, we believe gross margins of approximately 30% are achievable for each business, and demonstrate that the businesses share economic similarities sufficient for aggregation for reporting purposes.  Please see the supplemental information provided to the Staff for a more complete summary of sales, gross margins and operating profit margins by operating segment for the period of 2004 – 2010 and forecasted for 2011.

While gross margins are expected to be similar on a long-term basis, we believe that long-term operating profit margins will be less similar, as Lamons’ significant customers require them to be located near their refineries to provide immediate turnaround on standard products and almost-immediate turnaround on custom parts.  Lamons currently has nineteen branches located near certain of its customers’ large refineries, primarily in the U.S., which warehouse standard parts for that customer as well have capabilities to fabricate and/or assemble custom parts upon demand. The requirement to warehouse raw materials for fabrication in addition to standard finished goods, along with the incremental costs to have a branch structure, results in increased selling and administrative costs that Arrow does not incur, as its customers typically order from external distributors who stock Arrow’s products, choosing the freight terms necessary depending on urgency of receipt of replacement parts.

In order to grow its market share, Lamons will continue to add branches near its key customers, which will assist in maintaining and/or increasing gross profit margins, but will limit Lamons’ ability to significantly increase its operating profit margins. However, we do not believe that differences in operating profit margins rise to a level of economic dissimilarity such that these operating segments should not be aggregated for reporting purposes. We believe the macro-economic characteristics and input costs impacting these operating segments are very similar, and provide a much more compelling reason to aggregate these operating segments for reporting purposes.

Nature of Energy’s Products:

The nature of the products marketed and sold by Arrow and Lamons share a combination of qualities that lead us to conclude they are “similar” for purposes of the application of ASC 280-10-50-11.  Specifically:

•
The products and components sold by Arrow (primarily engines, engine parts, gas compressors, chemical pumps, metering equipment) and Lamons (primarily gaskets, fasteners and bolts) are used throughout the energy value chain in drilling, production, transmission and refining activities, primarily of oil, with an increasing percentage related to natural gas extraction.  Many of these products are highly-engineered, non-commodity, customer-specific products.  While the functional aspects of each operating segment’s products are different, Arrow and Lamons each have significant sales to common customers (National Oilwell Varco, and Wilson Supply) which participate in multiple areas of the energy value chain.  Further, we expect to continue to add products to the Arrow and Lamons operating segments through further acquisitions and increase our participation across the energy value chain.

•
These products are used in extraction, transmission and refining applications that are dependent on demand, price and availability of oil and natural gas. Changes in the demand, price or availability of these commodities would impact demand for the majority of the products sold by Arrow and Lamons.

•
The primary inputs for the majority of products within Arrow and Lamons are steel and human labor.  Each business is subject to fluctuations in the cost for steel and the related impacts of potential cost recovery via price surcharges or increases.  Each business also requires an available skilled workforce to machine, fabricate, weld and assemble its products.

•
A significant portion of products offered by each business is comprised of “wear” items that require replacement in the ordinary course of business.  Arrow sells replacement parts for proprietary and competitors’ engines and Arrow’s compressors.  During the period 2004 - 2010, replacement parts sales approximated 50% of Arrow’s total sales at an average gross margin of approximately 32%.  Lamons sells replacement bolts, gaskets and fasteners that are routinely changed out during scheduled and unscheduled maintenance activities at petrochemical refineries.  While a greater portion of Lamons’ total sales are comprised of replacement parts (approximately 75-85%), average gross margin on such replacement parts sales approximated 29% over that same timeframe.

•
Both Arrow and Lamons feature highly-engineered products, designed to operate under varying degrees of pressure.  Lamons gaskets and flange bolts secure refinery conduits that carry a wide variety of liquids with temperature or chemical properties that require specialized materials and manufacturing processes.  Arrow engines, compressors, meter lines and pressure vessels are all specifically engineered to customer applications and pressure specifications.

We expect the Energy segment will continue to be a strategic priority of TriMas Corporation longer-term as we continue to invest in growth initiatives at Lamons and Arrow and make strategic acquisitions that further increase our participation in the stream of value-chain activities within the oil and gas industry.  As such, we believe it is important to aggregate and report our operating segment information consistent not only with the requirements of ASC 280-10-50-11 through 12, but also with how we communicate with equity investors and other stakeholders.  As noted throughout this discussion, we continue to believe that our Arrow and Lamons operating segments are appropriately aggregated for financial reporting purposes.  However, if Lamons and Arrow operating segments were not aggregated into our Energy reportable segment, the likely outcome would be to disclose Lamons separately as a reportable segment and to aggregate the Arrow operating segment into our Engineered Components reportable segment, which is comprised of our “all other” operating segments, as Arrow would not meet the quantitative thresholds requiring it to be disclosed as a separate reportable segment and the 75% revenue threshold would still be met with our Packaging, Energy (Lamons only), Aerospace & Defense and Cequent reportable segments.  We do not believe such an outcome would be in the best interests of current or potential future investors, as it would be inconsistent with how investors currently understand these businesses and how we intend to manage them strategically on a go-forward-basis.

75% Threshold:

Pursuant to 280-10-50-14, we confirm that more than 75% of our consolidated revenue is encompassed in our Packaging, Energy, Aerospace & Defense and Cequent reportable segments.  The Engineered Components reportable segment is comprised of “all other” operating segments that are not reportable segments for presentation purposes. We will specifically confirm this within our segment information footnote on a prospective basis, beginning with our 2010 Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 27

2009 TriMas Incentive Compensation Plan, page 30

3.
We note your response to comment 10 in our letter dated November 2, 2010.  Please confirm that you will provide disclosure similar to that provided in your response with respect to Packaging Systems in your future filings.  Further, in future filings, please discuss how difficult it will be, or how likely it will be, for Mr. Brooks, or any other relevant named executive officer, to achieve the level of performance required for a payout under the New Products/Markets metric for Packaging Systems.  See Instruction 4 to Item 402(b) of Regulation S-K.

Response:  We confirm that we will provide similar disclosure to that provided in our response to comment #10 in our letter dated November 2, 2010 with respect to Packaging Systems in our future filings, including a discussion of the difficulty and/or likelihood of achievement of the payout for the New Products/Markets metric for Packaging Systems, to the extent this metric remains part of the incentive compensation program.

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The Company has discussed the above matters with its independent auditors, KPMG LLP.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (248) 631-5496 (phone) or (248) 631-5455 (fascimile).

Very truly yours, /s/ A. Mark Zeffiro A. Mark Zeffiro Chief Financial Officer

cc:	Teresa Iannaconi, KPMG LLP Dan Langlois, KPMG LLP Joshua Sherbin Paul Swart